Filed by LIN Media LLC

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: LIN Media LLC

Commission File No.: 001-36032

Date: October 1, 2014

The following is a transcript of a conference call held on September 30, 2014 relating to the Deutsche Bank Leveraged Finance Conference.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT LIN - LIN Media LLC at Deutsche Bank Leveraged Finance Conference EVENT DATE/TIME: SEPTEMBER 30, 2014 / 3:10PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Vince Sadusky LIN Media LLC - President and CEO P R E S E N T A T I O N Unidentified Participant We are going to continue with the television theme here. We have next up LIN Media and CEO, Vince Sadusky, with us today and I will mention again that we are doing a television panel tomorrow in the timeslot right before lunch. Vince has been gracious enough to volunteer to participate so make sure you tune in for that. But I am going to hand the mic over to Vince, he is going to run through some slides and then we will jump into Q&A. Vince Sadusky - LIN Media LLC - President and CEO Great. Thanks, Eric. That is a great commercial; I mean definitely you can tell you have got the exposure to media. It was well done. Apologize. I am kind of congested. I have a little bit of a cold here today. Hopefully won't interfere with the presentation. I thought I would just take you through a couple of slides, give you a quick company update. Kind of the big news for us of course is this pending merger with Media General which will effectively enable us to double in size and I think do some cool things in this space. And we can chat about that a little bit later as well. But as far as a current update for LIN, on the M&A front we acquired Federated Media recently and as you know, our digital push has been adjacencies that years ago we decided strategically made a lot of sense, focused on additional marketing services side and we have now kind of expanded into content and basically what we like to do is try to find companies that were kind of at one point in time may have been a high flyer, took on a lot of money, kind of burned through it. Kind of fell from grace, typically on the West Coast but a lot of good really smart folks associated with something that is a good idea. And now that we have built up a real organization on the digital side with some real smart folks, a real infrastructure, a national sales team, technology center down in Austin and 400 and something people, we actually have real synergies in that we can take a company like a Federated which I am sure some of you are familiar with, that they were a company that was really pioneers in the native advertising space and plug them right into our sales and technology and CMS system and immediately start to generate returns. This is the area that we are kind of starting to kind of selectively look. You have seen a lot of deals being done in the digital space that are certainly big deals. Today you just had the realty side announce the acquisition for just under $1 billion by Fox for a company that generates I think it was $26 million in EBITDA. And those are big bets obviously and that is just something that we don't really play in that area. We think we can kind of nibble and hit some singles with some really good smart companies and again plug them into our system and quite simply the strategy is be able to offer to our advertisers both locally and nationally brands -- a really nice good safe place as they have on television on digital. And our history and kind of DNA around premium is something that gives us a terrific amount of credibility in the digital space which has been really flooded with upstarts and all sorts of great ideas over the years of course. For the second quarter, I know it seems a little silly to talk about second quarter, almost done with third-quarter. But second quarter, revenues were up 15%. It was a good quarter. Autos were solid and digital revenue for us continued to have outsized growth. I mentioned earlier the Media General/LIN transaction. We are really excited about this. Companies in our space for the last several years are making decisions about acquiring or being acquired. Pretty clear I have said this for years, the media business in the US is a business where scale is really necessary and we are excited to be moving in that direction. An update on the sale process we had announced a few weeks back that we had entered into station swaps and straight up cash sales with a couple of different broadcasters in order to clear the pathway to enable us to have a smooth FCC approval process such that we don't have any overlaps any longer as a result of these transactions that will close contemporaneously with the closing of our transaction. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 30, 2014 / 3:10PM, LIN - LIN Media LLC at Deutsche Bank Leveraged Finance Conference

Our shareholder meeting to formally approve the transaction is this Monday in New York and we continue to be on track to close in the first quarter of 2015. In terms of size, when you think about the diversified media companies and their scale and breadth, our industry has I think been one of very high margins, very solid cash flow for a long time and heavily regulated so kind of the need for consolidation or kind of the impetus for it really wasn't necessarily there and I think now you are seeing folks that are committing towards building up and getting some scale. Sinclair, the folks that you just heard from I think are really kind of between Sinclair and Trib, the largest out there and you can see Sinclair is at about $780 million of EBITDA average 2012, 2013. We will be just under $500 million so on our way. The other comment would be with this cash flow we still have room for growth. The statutory limit in terms of number of households you can pass with your television signals is 40%. Folks like Sinclair and Tribune are right around there or slightly above there or slightly below there. For us we will be at about 26% or so as a result of this combination. So I think this will be -- there is incremental opportunity for us and it is our desire to continue to grow the platform. I talked a little bit about Federated and with that kind of our digital strategy so I won't really kind of drone on about it but I think the reality is that digital for a lot of folks in our space has kind of meant having really terrific television station websites, moving that down to PDAs and mobile platforms and then recently being a reseller of other people's marketing service products, whether it is CPM, CPA type business, video pre-roll, etc., outside of their proprietary content universe. For us we have been engaged for many, many years now trying to find these smart companies that we are not kind of bet the farm M&A opportunities that the typical scenario is someone like HYFN -- a bunch of really, really smart folks. Morgan Harris who runs that company started out of college a West Coast company. He has been really kind of a digital marketing solutions provider kind of quietly doing engineering work behind the scenes with his little company for years for folks like GE and Pepsi and GM, developed a social marketing platform that is really fascinating and he is one of only a handful of companies that has all of the Facebook badges which allows him to get direct access to the API. He really suffered from not having a sales force and not having a clear direction around where the company was going and I think we help to provide that by providing some resources, providing a sales force, plugging him into our product suite, knowing that we needed a social media solution and we were not going to try to chase down some of the folks that were kind of the leading companies of the day with a lot more zeros behind it. And they provided an excellent tool for us to be able to sell to anyone from local car dealers to national platforms, be able to provide a one-stop shop for a lot of different solutions. And again, what is our competitive advantage? Well, it is credibility coming from television. It is those deep relationships we have nationally and locally from television. It is that DNA that we have around a premium environment. We are not here to basically sell a lot of avails for pennies and the fact that we actually have now after being at this for many, many years a real modified digital infrastructure around sales and technology. Scale I think has obviously -- it has been pretty obvious to me that it matters more than ever in the media space. When you think about kind of flattening topline growth for pay-TV providers and other players in the industry, it is pretty clear large-scale consolidation continues to take place. And when it comes down to kind of margin growth, it really is important to continue to get yourself scale in this space. The good fortune is although we are a fraction of the size of some of the folks we do business with, we are growing and we have a very, very effective footprint meaning if you take a look at any one of our television stations in any one of our markets in a 200, 300, 400, 500 channel universe, they are typically number one, number two or three highest rated. And to say it another way, it is very hard to have a pay-TV service be it traditional cable, satellite or kind of the future of OTT without having that local affiliate as part of your programming lineup. So we feel good about that and having the opportunity to have greater geography and greater reach and scale I think makes us stronger in terms of kind of just working through the blocking and tackling of subscriber fees in particular. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 30, 2014 / 3:10PM, LIN - LIN Media LLC at Deutsche Bank Leveraged Finance Conference

So to kind of wrap things up, these are really our strategic goals as we think about combining with Media General and we look toward the future. We want to continue this mission we began years ago to be able to bring our high quality content to as many screens as possible. We want to grow our station brands, we want them to continue to be recognized in our markets. We can do things that folks like TBS can't do or NBC sports can't do. We've got people on the street living in the communities, cover news, cover local events, market and promote in the markets. These are things we can do with feet on the street and kind of a long history and legacy in these markets. We need to continue to develop that and lean forward in terms of our high quality product offerings across all screens. On the content side, you have probably heard from a couple of the other larger consolidating broadcasters. There is an effort in the right places to kind of pick and choose places to develop original content beyond news and having them on the network side for many years, I know that getting a hit is not an easy thing and it is easy to discount their efforts, say the writing is bad, the acting is bad, but the reality is it is not an easy thing to do and they probably do as good a job as anybody out there on driving viewership. But the reality is with the local feel and kind of that local opportunity that makes the programming ideally more relevant to people living in the community, we have a real opportunity here to produce programming that where the P&L makes sense in our local markets. One quick example of that would be a show called the Valley. It was kind of -- flew below the radar screen. It was a trial balloon for us. In Dayton, we have some really talented producers and marketing folks that wanted to do a reality-based show on some group of teenagers coming-of-age going from graduating high school in the summer and moving on to college. We did eight episodes. We aired our third episode last night, we are airing them on Sunday nights on the CW in Dayton so not even a big four and the ratings for that were very good. In fact we did a 2.8 on the premier and that night it went up against Miss America and Sunday Night Football. It was one of the highest-rated shows in the market. So we like to joke around and kind of say we can do reality as bad as anybody but if it has got kind of local relevancy and folks can see in the background things that they are familiar with and here are folks talking about things they are familiar with this is the kind of stuff we want to continue to experiment with. And most critically, whenever we launch something like this we talk to our television stations of course about having it fully underwritten before it even launches and we found that local advertising really excited about this type of product. Because it can be involved, it is kind of the magic of TV beyond news and they can be involved with product placement and integration beyond the 30 and 60 second spots. So I think we will look to do more of that going out into the future. Super sizing our digital selling efforts and to further monetize the assets really refers to this combination with Media General and the synergies that we have identified. This is a quick snapshot as to just a bit of a mosaic covering some of the local programming we do beyond local news. And it is our goal to continue to invest in this local programming where it makes sense. Fortunately it has been very popular with local advertisers. So really just to kind of wrap things up, this merger creates a second pure play, the largest TV broadcaster with whom I think with room to do some more. It allows us to invest more in things like programming, take more kind of destiny in our own hands and I think you will see us continue to be strong on the digital front. This combination alone provides a nice opportunity for us to leverage our pretty significant infrastructure in digital on over to a brand-new group of television stations and beyond. So with that I will take questions. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 30, 2014 / 3:10PM, LIN - LIN Media LLC at Deutsche Bank Leveraged Finance Conference

Q U E S T I O N S A N D A N S W E R S Unidentified Participant Maybe I will start out with a few. Just on Media General, it sounds like early 2015 target to get that ramped up. You will be at around 26% I think you said household coverage pro forma for that. Have you been able to get a sense -- or dig in at all on their stations and kind of so you will be able to hit the ground running when that closes, confidence in your synergy targets and timeframes to achieve those? Vince Sadusky - LIN Media LLC - President and CEO Yes, it is a great question. One of the benefits of waiting so long to actually close in a heavily regulated environment is you can spend a lot of time planning which has been terrific. We actually just this week we wrapped up our first phase of our integration planning. So we had -- very typical to what you would see in a merger like this, functional heads on both sides of Media General and LIN kind of working shoulder to shoulder, figuring out kind of the optimal structure, what the opportunities were and chasing down our stated target. So we are most of the way through that process and we feel very good about our stated synergy goal now that we've got a lot more detail behind it. Unidentified Participant With that household coverage once you do start the process of achieving those synergies, how do you think about the portfolio going forward? You are on the other side of a table that you have to negotiate with as consolidating cable and satellite universe, is another kind of material acquisition in the cards for the combined company or smaller acquisitions? How are you thinking about that? Vince Sadusky - LIN Media LLC - President and CEO Yes, we definitely would like to push our way towards 40%. The interesting thing is not only in broadcast but also in digital when you talk about high viewership levels into one of four homes in America now, that is pretty significant reach and that is very interesting to a lot of folks. I know a lot of the conversation around distribution kind of gets diluted nowadays but the reality is that is a very, very effective platform both from a broadcast perspective and from a digital perspective. We would love to get ourselves on up to 40%. Clearly there is fewer candidates available but I do think as other folks who are kind of sub that level sit down and do their strategic reviews, I think hopefully they will increasingly recognize that they will need to combine forces with somebody larger. And being a pure play, I think is really terrific. Having these potential incremental digital synergies from our digital platform I think is really helpful and some of the other folks that have been acquisitive are kind of at or around the cap right now. So hopefully we will be able to continue to grow incrementally but it is hard to really identify who is going to do what at this point. Unidentified Participant As you think about the opportunities, is it more appealing to think about moving into bigger markets, smaller markets? How do you weigh those? Vince Sadusky - LIN Media LLC - President and CEO Yes, as the opportunities become fewer and fewer, I think you have to be less selective around your goals. I think initially when LIN was standalone about 10% of the country or so, it was mid markets, big four affiliations, top rated stations, that is kind of what we were interested in and I think now with this larger group we would be willing to go beyond our kind of historical stated goal for M&A. I think primarily big four affiliations are still a very good business but as far as geography goes, we are really willing to look at everything that is available. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 30, 2014 / 3:10PM, LIN - LIN Media LLC at Deutsche Bank Leveraged Finance Conference

Unidentified Participant With that increased reach that you are going to have, you talk about some of your programming initiatives on the local side. Is there any opportunity to create programming that plays across multiple markets that you can show across a lot of your stations versus just in your local one station market? Vince Sadusky - LIN Media LLC - President and CEO Yes, I think there is. You have seen some different initiatives by Raycom and Scripps in those areas, Meredith; folks have pursued a syndication strategy where they have replaced syndicated programming with a show that they feel is very good and very competitive and then looked to syndicate that out to other markets. And that is kind of the classic syndication model if you can get up to a significant percentage of the country covered, there is a real opportunity to bring in national advertisers as well. I think you will see more and more of that. I think you will see folks kind of outside of the historical studio system playing well together and supporting each other on some of these programming initiatives and I think we will be able to talk more about that kind of post consolidation. Pre-consolidation to do something I think that may play nationally to more markets was kind of hard but I think now that we have got this kind of scale, it is an easier conversation. And when you talk to even incumbent players in the industry like the various agencies, there is a real desire to try to figure out a way to use these groups as a launching platform for programming that wouldn't otherwise necessarily go through the typical kind of syndication process. And I think it is a really good opportunity for some of the larger players to be able to cost rationalize and be able to come up with some things that we think regionally would be more in tune with the viewers in those markets. Like when we combined with Media General we are going to have a lot of stations in the South so you take somebody like Larry the Cable Guy or Jeff Foxworthy, just using a couple of examples of folks that kind of had their national platform and they kind of are where they are but folks that play really well in that particular region. So is there an opportunity to do something like that, that is kind of a regional focus as well as the typical broader syndication route. Unidentified Participant And on the viewership side, we hear a lot in the press about what is going on during prime time. But can you maybe just give us any data points you have on how viewership is holding up for your local news, some of your morning shows, things of that nature? Vince Sadusky - LIN Media LLC - President and CEO So the challenge really is from market to market, in markets where there is kind of people metered markets and there are so few data points, the volatility surrounding the results can be pretty high. Other markets where there is a larger sample size, the data gets reduced so we are in very big markets and very small markets so it could be a real challenge. But when you try to kind of regress this out over time, we will be excited at one book, we will be disappointed on the next book but over time I think you are seeing local news over the last three or four years has declined a bit but not a whole lot. Mornings have held up really well. Syndication programming has held up really well and it has really been kind of that prime time programming over time that has declined and obviously a lot of that has to do with DVRing and VODing. So if you have an opportunity to watch a show, the networks would argue that its s actually incremental viewership which it is but the problem is you have to find time to watch it so if you're watching it at 10 o'clock if you missed a show on Wednesday night and it is Thursday night and you 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 30, 2014 / 3:10PM, LIN - LIN Media LLC at Deutsche Bank Leveraged Finance Conference

want to watch your show and you decide you are not vested in a show on Thursday night, perhaps 10 o'clock on Thursday night is when you watch your DVR show from the previous night. That is not a problem for the networks but that is a problem for us because at the moment we only get paid based upon live viewing and I do think we are making progress. We have been trying to work with advertisers and Nielsen for several years now and I think there is some real momentum as the networks kind of fly by C3 and move into C7. So commercial ratings plus seven days getting full credit for that with several deals that were done in the upfront this year and we are still only getting credit for ads that are seen on a live basis. That is something that we think there should be some compromise. So I think we will make progress in that over time and this season we will see how it goes. This season is off to a terrific start. You can't really make a determination as to whether or not viewership is going to hold in there or maybe even be up this year based upon premier week but it is definitely an encouraging sign to see shows like the Blacklist and The Voice and Sleepy Hollow, Thursday Night Football do very, very well initially. Unidentified Participant Shifting gears over to the advertising side. We are sitting on the last day of the third quarter and I recognize you probably can't comment specifically on how the quarter shook out but maybe generally on the ad environment how things feel and maybe national, which has been a little bit of a laggard, does that still feel a little bit soft? Vince Sadusky - LIN Media LLC - President and CEO Yes, I think as we discussed in our earnings call, the third quarter was soft really led by national unfortunately and the question everybody asks is it secular, is it the economy? And pretty hard to tell. The only kind of data point, reference point that we may have incrementally to others is our digital business which remains very strong but digital video you would think would be the direct competitor and digital video is okay. But I think we will see some pretty terrific growth in digital video over time but there are still a lot of issues, there are still measurement issues, there are still receptability issues, there are still issues with bot traffic and it is a challenge. So I think when you listen to folks that kind of run the big agencies in New York at the TVB Conference or coming out of the upfronts, the plan is still to place a lot of money in TV and I think the only problem we really have is rating points. So I'm really hoping that the primetime ratings hold up this year for the networks because that is the biggest issue. The ad agencies and the brands really want to be in TV, there is plenty of other ways to advertise, always has been. You've got digital now as well which is a complement but I think if they can get the rating points that you would see a real, you are going to have a continuation but you would see a real kind of increase in the amount of dollars allocated over to television. When you think about CPM increases to TV since the recession, it has been pretty healthy and that is really a lot of demand chasing the limited supply and especially in the better programming. Just to kind of wrap it up, September was better so we definitely saw the quarter progress which was encouraging. And fourth quarter, we are seeing pacing up despite quite a bit of political displacement. So hopefully that is a good sign that whatever kind of funk we were in in the summer time we are coming out of. Unidentified Participant Are you starting to see any money come in from the wireless guys, some pricing battles going on between T-Mobile, Sprint? Has that shown up yet? 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 30, 2014 / 3:10PM, LIN - LIN Media LLC at Deutsche Bank Leveraged Finance Conference

Vince Sadusky - LIN Media LLC - President and CEO Yes, telecom as a category is up for us in the fourth quarter. We didn't really see it in the third quarter but it is up in the fourth quarter. Unidentified Audience Member (inaudible - microphone inaccessible) Vince Sadusky - LIN Media LLC - President and CEO Yes, I know there is a lot of conversation around kind of ZIP Code targeting and really kind of flooding particular areas with addressable advertising that some of the larger pay-TV providers are able to provide in certain markets. We haven't really seen a negative impact from that. Our ad revenue on the political side really correlates with robustness or lack thereof of the various campaigns that are taking place. So in places like Rhode Island, Michigan, we have seen every bit as robust a campaign in ad spending as we expected. Some places like Virginia, Alabama, Ohio, it has not been as strong as we thought and it kind of has to do with kind of the state of the races and the competitiveness of the races. So that still seems to be a terrific driver because the reality is in a particular market, our television stations reach homes with that high-quality news content that speaks local, has great credibility and continues to be proven to be a vehicle that is really, really effective over kind of a rerun of the Simpsons or even CNN targeting a particular ZIP Code. There is only so many GRPs you can get for a show even if you cobble together a bunch of cable shows that are rated at 0.3 or so. Do you really want to specifically target just that ZIP Code? And you would say in a market like New York, absolutely, because if you are advertising on WNBC, you are paying a lot of money to cover three states. But in our markets kind of the midsize to smaller markets, it is still a pretty efficient buy. Unidentified Audience Member (inaudible - microphone inaccessible) Vince Sadusky - LIN Media LLC - President and CEO Yes, I am going to defer to Rich, my CFO on that. On the specific delta in the projections I apologize but I am a recovering CFO. But on the larger question, the $70 million was something that we each side worked separately on and identified being a combination of retransmission fee upside, cost cuts, several different buckets both on digital revenue as well. We talked about taking three years to fully realize I think we have said about half in year one and we had the unfortunate circumstance in Indy both sides kind of went back and we sharpened our pencils and took another look at what we thought that opportunity was. And the reality is with the addition of the television stations we are bringing over in a swap -- because we had initially looked at this without any swaps just kind of a pure divestiture of the five markets, I think really that coupled with kind of our new expectations for what reverse retrans fees would be at the networks and then having a new view as to what we think we can get in terms of gross retransmission fees in our next round of negotiations over the next 12 to 18 months, I think that was kind of the bigger drivers. And then we also saw on the cost side that there was incremental opportunities. We did I think a pretty terrific benchmarking exercise of all of our stations against each other as well as focused on the technology opportunities we both invested in technical operation centers for transmission of our programming, in gestation of our programming, distribution of our syndication content across our platform, etc. and we were able to identify incremental synergies there as well. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 30, 2014 / 3:10PM, LIN - LIN Media LLC at Deutsche Bank Leveraged Finance Conference

So I think going forward we will be able to share more as we have some future press releases and we have a chance to chat about it post consolidation as well or in connection with an upcoming offering. Unidentified Audience Member (inaudible - microphone inaccessible) Vince Sadusky - LIN Media LLC - President and CEO That is a great question. It is so hard for any of us to really predict the future more than three or four years out much less six, seven. It is really difficult to see that. The good news though is with these recent reverse conversation deals that we have entered into with the networks which I think go out anywhere from five to seven or eight years with CBS in particular for both our company and Media General, soon to be one company, we have perfect clarity as to what the cost side of that will be. And as we have done in the past, we are constantly estimating what those incremental bumps will be based upon expirations and based upon market intelligence which I know is difficult to obtain given the confidentiality provisions of all of our agreements. But we feel as if we have a pretty good idea as to where the market is headed and I know a lot of folks chat about what is the right percentage going forward, is it no longer 50, does it go to 60? And I really don't know. All I know is that there are so many moving pieces and we look at the net increase over time and I honestly believe that that number continues to increase because when you look at the programming that the MSOs are getting for what they are paying, when you kind of take out the antics of having a surcharge for broadcast and all the kind of maneuvering around two sides basically one trying to maximize one trying to minimize cost, the reality is there is an awful lot of the highest rated programs on the broadcast channels. And even if you had to share some minutes somewhere down the road to kind of close the gap on that argument, that cable channels share some ad time, etc., I still think that there is just a terrific amount of upside when you look at the massive ratings. In a market like Norfolk, our NBC station -- forget about the fact that we also own a Fox station in the market -- those ratings are multiples higher than -- I think we did an exercise if you add up the top five or six highest-rated cable properties, that is what it takes to equal the ratings that WAVY-TV delivers. So I think we continue to be frenemies with the networks and with the MSOs. We had are set with CBS but clearly we are both -- it is in our best interest to continue to push those rates and get the value for programming. We are all collectively historically frustrated by providing all this high-quality programming and then kind of watching a lot of the high-quality programming sports in particular migrate over to cable because they had that terrific dual revenue stream. And I don't understand why it is a bad thing to have a dual revenue stream for our business and for those who choose to get it over the air. It is free so I think it is a pretty nice distribution outlet. Unidentified Audience Member (inaudible - microphone inaccessible) Vince Sadusky - LIN Media LLC - President and CEO Yes, I think that is terrific actually because one by one we are working with the networks to have those rights preserved for us to be able to clear our channels in our local markets. So if they get the MVPD designation, that is terrific, just another customer that frankly subscale that really I believe is going to need the local channels to have a really fulsome offering, pay-TV offering. Unidentified Participant We are about out of time. Thanks, Vince. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 30, 2014 / 3:10PM, LIN - LIN Media LLC at Deutsche Bank Leveraged Finance Conference

Vince Sadusky - LIN Media LLC - President and CEO Thank you all. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2014, Thomson Reuters. All Rights Reserved. 5490525-2014-09-30T23:09:59.210 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 30, 2014 / 3:10PM, LIN - LIN Media LLC at Deutsche Bank Leveraged Finance Conference

Deutsche Bank Leveraged Finance Conference Presented by: Vincent Sadusky, President & CEO

 Safe Harbor This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include information regarding our future plans and strategies. All statements included in this document that address activities, events or developments that we expect or anticipate may occur in the future, including our outlook and references to future plans are forward-looking statements. There are uncertainties, events and factors that could cause our actual results or performance to differ materially from those in the forward-looking statements contained in this presentation, including the following: general economic conditions, demand for advertising, competition for audience and programming, government regulations and new technologies. The foregoing list of factors is not exhaustive and new factors may emerge from time to time that could also affect actual performance and results. For additional information see our filings with the Securities and Exchange Commission which are available online at http://www.sec.gov or at http://www.linmedia.com. Although we believe that the assumptions underlying our statements are reasonable, any of these assumptions could prove to be inaccurate. In light of the significant uncertainties included in this presentation, our forward-looking statements speak only as of the date made and we undertake no obligation to update these forward-looking statements unless the securities laws require us to do so. 2

 1H‘14 Company Update Acquired Federated Media, industry-leading digital content and conversational marketing company Provides sales teams with more tools/expanded set of offerings 3 2Q Net Revenues +15% Net Broadcast +8% Auto +3% Net Digital Revenues +39% Media General/LIN Transaction Pending station divestitures Swapped - MG’s Providence NBC and LIN’s Green Bay FOX and CW and Savannah FOX for Sinclair’s Harrisburg ABC, Tampa MyNet and Colorado Springs FOX and CW Cash sales - LIN’s Mobile FOX to Meredith, LIN’s Savannah ABC to Hearst and MG’s Birmingham NBC to Hearst Reconvened Shareholder Meeting October 6, 2014 On track to close early 2015

Source: Public filings and transcripts, Company websites, BIA database as of March 2014. Note: Pro forma Media General subject to anticipated divestitures in selected markets to address regulatory considerations. (1) Sinclair 2013 figures based on management disclosure as released on its Q4 2013 earnings calls (pro forma for all pending & closed acquisitions), 2012 figures based on July 30th Investor call (pro forma for all pending & closed acquisitions excluding New Age); Gray TV avg. 2012/2013 approximation based on management disclosure as released on its Q4 2013 earnings calls (pro forma for all pending and closed acquisitions); Nexstar 2012 and 2013 figures based on reported EBITDA (e.g., not pro forma for announced acquisitions); Standalone Media General avg. 2012/2013 figure, as defined in its credit agreement, based on adjusted pro forma EBITDA disclosed on its Q4 2013 earnings calls (pro forma for Young Broadcasting merger and newspaper divestiture); standalone LIN based on reported 2013 EBITDA (not pro forma for 2013/2014 digital acquisitions) and 2012 EBITDA per management disclosure on Q4 2012 earnings call (pro forma for New Vision and ACME Albuquerque acquisitions but excluding 2013/2014 digital acquisitions). (2) Based on standalone EBITDA figures for each company plus $70 million of combination synergies. Creating One of the Largest TV Groups in U.S. (2) Pro Forma 4

 Industry-Leading Digital Media Business Broad product portfolio covering key digital growth sectors, including mobile, social, native and video Deep relationships with advertisers through innovative, complementary offerings across platforms Top-ranked local TV station websites, apps and mobile products Well-poised to capture meaningful revenue and profit opportunity Roll-out of existing product suite across a larger local footprint and digital platform Extend strong relationships in local market to sell more multi-screen campaigns and digital marketing solutions Larger wallet share Significant Opportunity from Expanding Industry-Leading Digital Business Across an Enhanced Local Footprint 5

Realize reverse compensation savings with broader reach and more desirable markets Many smaller players are not staffed and programmed in the most efficient way Realize programming savings with broader reach and more desirable markets Large groups partner to create original programming Centralization of items such as back office and master control are more efficient as technology advances Best-in-class digital strategies require significant resources Cost needs to be amortized over many markets to make economic sense Offer more value to MVPDs to achieve more favorable retransmission arrangements Significant correlation between station group size and per sub fees Benefits of Scale Minimize Reverse Compensation Best Practices in Staffing and Programming Centralization Best-in-Class Digital Strategy Maximize Retransmission Revenue Scale Matters More Than Ever Driving Increased Free Cash Flow 6

Strategic Goals 7 1 2 3 4 5

 Unique Local Content Investing in Local Programming* (hours) LIN’s Popular Local Programming Reaches Large Audiences Through Multiple Screens *LIN Media standalone stations only; does not include Media General stations or planned LIN divestitures. 8

 In Conclusion. TV effectiveness and resiliency in today’s multimedia world Content is KING Scale matters MEG/LIN merger creates 2nd largest pure-play TV broadcasting company in U.S. Largest and most diversified digital business in our sector Increased scale, geography and broadcast network diversification 9

 Disclosure NO OFFER OR SOLICITATION This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION AND WHERE TO FIND IT This presentation is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”). In connection with the amended Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN Media and the other parties thereto, as amended, Media General Holdings has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that includes a joint proxy statement/prospectus that has been filed with the SEC by Media General and LIN Media. Media General Holdings, Media General and LIN Media intend to file supplemental materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MEDIA GENERAL HOLDINGS AND THE PROPOSED COMBINATION. The Form S-4, including the joint proxy statement/prospectus, and the supplemental materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120. PARTICIPANTS IN THE SOLICITATION Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the transaction. Information about Media General’s and LIN Media’s directors and executive officers is available in the Form S-4 and the joint proxy statement/prospectus regarding the transaction that has been filed with the SEC. 10

FORWARD-LOOKING STATEMENTS

Certain statements in this transcript and related slide deck constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed combination or the proposed purchases and sales will occur as currently contemplated, or at all, or that the expected benefits from the combination will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed combination include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the combination, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this transcript and related slide deck include, but are not limited to, Media General’s and LIN’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, Quarterly Reports for the quarters ended March 31 and June 30, 2014 on Form 10-Q and in the Registration Statement on Form S-4 (the “Form S-4”) and the related joint proxy statement/prospectus with respect to the combination, and are included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this transcript and related slide deck may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this transcript and related slide deck. Media General and LIN undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General or LIN. In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN and the other parties thereto, as amended, Media General Holdings has filed with the Securities and Exchange Commission (“SEC”) the “Form S-4 that includes a joint proxy statement/prospectus that has been filed with the SEC by Media General and LIN. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN, MEDIA GENERAL HOLDINGS AND THE PROPOSED COMBINATION. The Form S-4, including the joint proxy statement/prospectus and any other documents filed by Media General, Media General Holdings and LIN with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN in connection with the transaction. Information about Media General’s directors and executive officers is available in the Form S-4 and the joint proxy statement/prospectus regarding the transaction that has been filed with the SEC.

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